

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Brett L. Pharr
Chief Executive Officer
Pathward Financial, Inc.
5501 South Broadband Lane
Sioux Falls, SD 57108

  Re: Pathward Financial, Inc.
   Registration Statement on Form S-4
   Filed December 9, 2022
   File No. 333-268731

Dear Brett L. Pharr:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact John Stickel at 202-551-3324 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: Gregory F. Parisi, Esq.